SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Ayala Pharmaceuticals, Inc.

(Name of Issuer)

Common stock, $0.01 par value per share

(Title of Class of Securities)

05465V108

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05465V108

1.	Names of Reporting Persons Novartis Institutes for BioMedical Research, Inc.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 698,777
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 698,777

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 698,777
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 5.5% (1)
12.	Type of Reporting Person (see instructions) CO

(1) This calculation is based on 12,778,002 shares of common stock, par value $0.01 per share (“Common Stock”), outstanding as of November 1, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, filed by the Issuer with the Securities and Exchange Commission (“SEC”) on November 16, 2020.

CUSIP No. 05465V108

1.	Names of Reporting Persons Novartis AG
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 698,777
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 698,777

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 698,777
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 5.5% (1)
12.	Type of Reporting Person (see instructions) CO, HC

(1) This calculation is based on 12,778,002 shares of Common Stock outstanding as of November 1, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, filed by the Issuer with the SEC on November 16, 2020.

CUSIP No. 05465V108

Item 1(a).	Name of Issuer: Ayala Pharmaceuticals, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: Oppenheimer 4, Rehovot 7670104, Israel
Item 2(a).

Name of Person Filing:

This statement is filed on behalf of the following persons with respect to the shares of Common Stock of the Issuer:

(i) Novartis Institutes for BioMedical Research, Inc., a Delaware corporation (“NIBRI”), with respect to shares held by it; and

(ii) Novartis AG, a Swiss corporation (“Novartis”), as the publicly-owned parent of NIBRI, with respect to the shares held by NIBRI.

The foregoing persons are hereinafter referred to collectively as the “Reporting Persons.”

Item 2(b).

Address of Principal Business Office or, if none, Residence:

The address of the principal business office of NIBRI is 250 Massachusetts Avenue, Cambridge, MA 02139. The address of the principal business office of Novartis is Lichtstrasse 35, 4056 Basel, Switzerland.

Item 2(c).

Citizenship:

NIBRI is a corporation organized under the laws of Delaware and is an indirect wholly-owned subsidiary of Novartis.

Novartis is a corporation organized under the laws of Switzerland and is the publicly-owned parent of NIBRI.

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.01 per share.
Item 2(e).	CUSIP Number: 05465V108
Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount Beneficially Owned:

NIBRI is the beneficial owner of 698,777 shares of Common Stock of the Issuer. As the indirect parent of NIBRI, Novartis may be deemed to beneficially own these securities.

(b)	Percent of Class:

See the percentages as set forth in row 11 of the cover sheet to this Schedule 13G for each Reporting Person, which information is incorporated herein by reference.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: Not applicable as to each Reporting Person.

(ii)	Shared power to vote or to direct the vote: please see row 6 of the cover sheet to this Schedule 13G for each Reporting Person, which information is incorporated herein by reference.

(iii)	Sole power to dispose or to direct the disposition of: Not applicable as to each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: please see row 8 of the cover sheet to this Schedule 13G for each Reporting Person, which information is incorporated herein by reference.

Item 5	.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

Not Applicable

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2021

Novartis Institutes for
BioMedical Research, Inc.

/s/ Scott A. Brown
Name: Scott A. Brown
Title: General Counsel and Chief Administrative Officer

Novartis AG

/s/ Christian Rehm
Name: Christian Rehm
Title: Authorized Signatory

/s/ Daniel Weiss
Name: Daniel Weiss
Title: Authorized Signatory

EXHIBIT INDEX

Exhibit Number	Exhibit Description

1	Evidence of Signatory Authority

2	Joint Filing Agreement